Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-143069) pertaining to the 2007 Incentive Award Plan of Skilled Healthcare Group, Inc. of our report dated February 24, 2009, except for the effects of the consolidated financial statements of the restatement discussed in Note 2, as to which the date is June 28, 2009, with respect to the consolidated financial statements and schedule of Skilled Healthcare Group, Inc., and our report dated February 24, 2009, except for the effects of the material weakness described in the sixth paragraph of that report, as to which the date is June 28, 2009, with respect to the effectiveness of internal control over financial reporting of Skilled Healthcare Group, Inc. included in the Amendment to its Annual Report (Form 10-K/A) for the year ended December 31, 2008.
/s/ Ernst & Young, LLP
Orange County, California
June 28, 2009